Echo Therapeutics, Inc.

8 Penn Center

1628 JFK Blvd, Suite 300

Philadelphia, PA 19103

October 26, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549-6010

Re:

Echo Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-3 (“Registration Statement”)

File No. 333-179538

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Echo Therapeutics, Inc. (the “Registrant”) respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated to 3:00 p.m. EDT on October 28, 2011, or as soon thereafter as possible.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) its responsibilities under the Act as such responsibilities relate to the proposed public offering of the securities specified in the above-captioned Registration Statement.  The Registrant also acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please inform our outside counsel Troy M. Calkins, at (312) 569-1150 or Troy.Calkins@dbr.com, when the Registration Statement is declared effective.

Very truly yours,

Echo Therapeutics, Inc.

By:

/s/ Kimberly A. Burke

Name:

Kimberly A. Burke

Title:

General Counsel